September 27, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated September 27, 2019, of Cipherloc Corporation and are in agreement with the statements contained in the second paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Sincerely yours,

/s/ Semple, Marchal & Cooper LLP
Semple, Marchal & Cooper LLP